Profit and Loss

Normal Finance

Date Range: Jan 01, 2022 to Dec 31, 2022

ACCOUNTS	Jan 01, 2022 to Dec 31, 2022
Income	$337.69
Cost of Goods Sold	$41,344.53
Gross Profit	**-$41,006.84**
As a percentage of Total Income	**-12,143.34%**
Operating Expenses	$30,213.13
Net Profit	**-$71,219.97**
As a percentage of Total Income	**-21,090.34%**